BlackRock Floating Rate Income Strategies Fund, Inc.

100 Bellevue Parkway

Wilmington, DE 19809

December 20, 2016

VIA EDGAR

Deborah O’Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Floating Rate Income Strategies Fund, Inc.
(File Nos. 333-214530 & 811-21413)

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Floating Rate Income Strategies Fund, Inc. (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective on Wednesday, December 21, 2016, or as soon thereafter as reasonably practicable.

Very truly yours,

BLACKROCK FLOATING RATE INCOME STRATEGIES FUND, INC.

By:	/s/ Janey Ahn
Name: Janey Ahn Title: Secretary

BlackRock Investments, LLC

55 East 52nd Street

New York, NY 10055

December 20, 2016

VIA EDGAR

Deborah O’Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Floating Rate Income Strategies Fund, Inc.
(File Nos. 333-214530 & 811-21413)

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Investments, LLC (the “Distributor”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective on Wednesday, December 21, 2016, or as soon thereafter as reasonably practicable.

Very truly yours,

BLACKROCK INVESTMENTS, LLC

By:	/s/ Jonathan Diorio
Name: Jonathan Diorio Title: Director